UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Resolute Forest Products, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
76117w109
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON ACR Alpine Capital Research, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 81-4872049
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,302,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,302,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,302,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON Alpine Investment Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 43-1945310
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,302,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,302,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,302,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON Alpine Private Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 81-4872298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 390,584
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 390,584
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less thank 1%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON Alpine Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-4985422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON MQR, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-5439146
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON ACR Multi-Strategy Quality Return Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 91,182
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 91,182
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 76117w109

1	NAME OF REPORTING PERSON Nicholas V. Tompras I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,302,434
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,302,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,302,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 76117w109
ITEM 1(a).	NAME OF ISSUER: Resolute Forest Products, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 111 Duke Street, Suite 5000 Montreal, Quebec, Canada H 3C 2M1
ITEM 2(a).	NAME OF PERSON FILING:
This statement is filed by:

ACR Alpine Capital Research, LLC (ACR), a Delaware limited liability company;

Alpine Investment Management, LLC (AIM), a Missouri limited liability company;

Alpine Private Capital, LLC (APC), a Delaware limited liability company;

Alpine Partners Management, LLC (APM), a Missouri limited liability company;

MQR, L.P. (MQRLP), a Delaware limited partnership;

ACR Multi-Strategy Quality Return (MQRFUND), a diversified series of Investment Managers Series Trust II, a Delaware statutory trust; and

Nicholas V. Tompras.

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons.

ACR serves as the Investment Manager of MQRLP, MQRFUND, and accounts it separately manages (the Separately Managed Accounts). APC has delegated investment discretion for accounts it separately manages to ACR (APC Accounts). AIM is the majority owner of ACR and APC. APM is the General Partner of MQRLP. AIM is the Managing Member of APM. Nicholas V. Tompras is the Chief Executive Officer and Chief Investment Officer of ACR and the Managing Member of AIM. By virtue of these relationships, each of ACR, AIM, APM and Mr. Tompras may be deemed to beneficially own the Issuer's Common Stock, $0.001 par value (the Shares), owned directly by MQRLP, and each of ACR, AIM and Mr. Tompras may be deemed to beneficially own the Shares owned directly by MQRFUND, the APC Accounts and the Separately Managed Accounts.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business address of each of the Reporting Persons is 8000 Maryland Avenue, Suite 700, Saint Louis, Missouri 63105.
ITEM 2(c).	CITIZENSHIP:
Each of AIM and APM is organized under the laws of the State of Missouri. Each of ACR, APC and MQRLP is organized under the laws of the State of Delaware. MQRFUND is organized as a diversified series of Investment Managers Series Trust II, a statutory trust organized under the laws of the State of Delaware. Nicholas V. Tompras is a citizen of the United States of America.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 Par Value
ITEM 2(e).	CUSIP NUMBER: 76117w109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.
ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
MQRFUND owns directly 91,182 Shares. The APC Accounts own directly
390,584 Shares. The Separately Managed Accounts own directly 3,820,668 Shares.

As the Investment Manager of MQRLP, MQRFUND, the APC Accounts and the Separately Managed Accounts, ACR
may be deemed to beneficially own the 4,302,434 Shares owned directly by MQRFUND, the APC Accounts and the Separately Managed Accounts. As the primary owner of ACR, AIM may be deemed to beneficially own the 4,302,434 Shares owned directly by MQRFUND, the APC Accounts and the Separately Managed Accounts. As the Chief Executive Officer and Chief Investment Officer of ACR, and the Managing Member of AIM, Mr. Tompras may be deemed to beneficially own 4,302,434 Shares owned directly by MQRFUND, the APC Accounts and the Separately Managed Accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not owned directly by such Reporting Person.
(b) Percent of class:
The aggregate percentage of Shares reported owned by each person named herein is based upon 89,293,752
Shares outstanding, as of September 30, 2019, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

The 91,182 Shares owned directly by MQRFUND represent less than 1% of the outstanding Shares. The 390,584 Shares owned directly by the APC Accounts represent less than 1% of the outstanding Shares. The 3,820,668 Shares owned directly by the Separately Managed Accounts represent approximately 4.72% of the outstanding Shares.

By virtue of its relationships with MQRFUND, the APC Accounts and the Separately Managed Accounts,
ACR may be deemed to beneficially own the 4,302,434 Shares owned directly by MQRFUND, the APC
Accounts and the Separately Managed Accounts representing approximately 4.82% of the outstanding Shares.
By virtue of its relationship with ACR, AIM may be deemed to beneficially own the 4,302,434 Shares owned directly by MQRFUND, the APC Accounts and the Separately Managed Accounts representing approximately 4.82% of the outstanding Shares.

By virtue of his relationships with ACR, and AIM, Mr. Tompras may be deemed to beneficially own the
4,302,434 Shares owned directly by MQRFUND, the APC Accounts and the Separately Managed Accounts
representing approximately 4.82% of the outstanding Shares.

This Schedule 13G reports an aggregate of 4,302,434 Shares, representing approximately 4.82% of the outstanding Shares.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
0
(ii) shared power to vote or to direct the vote:
MQRFUND, ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 91,182 Shares owned directly by MQRFUND.

ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 390,584 Shares in the APC Accounts and the 3,820,668 Shares owned directly by the Separately Managed Accounts.

(iii) sole power to dispose or direct the disposition of:
0
(iv) shared power to dispose or to direct the disposition of:
MQRFUND, ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 91,182 Shares owned directly by MQRFUND.

ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 390,584 Shares in the APC Accounts and the 3,820,668 Shares owned directly by the Separately Managed Accounts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: See Exhibit 1.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 76117w109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 27 2020	ACR Alpine Capital Research, LLC By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title: Chief Executive Officer and Chief Investment Officer
January 27 2020	Alpine Investment Management, LLC By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title: President
January 27 2020	Alpine Private Capital, LLC By: /s/ Nicholas V. Tompras Name: Alpine Investment Management, LLC / Nicholas V. Tompras Title: President
January 27 2020	Alpine Partners Management, LLC By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title: Chief Executive Officer
January 27 2020	Nicholas V. Tompras By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title:
January 27 2020	ACR Multi-Strategy Quality Return Fund By: /s/ Nicholas V. Tompras Name: ACR Alpine Capital Research,LLC / Nicholas V. Tompras Title: Chief Executive Officer and Chief Investment Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 76117w109
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value per share, of Resolute Forest Products Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 22, 2020

ACR Alpine Capital Research, LLC
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras
Title: Chief Executive Officer and Chief Investment Officer

Alpine Investment Management, LLC
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras
Title: President

Alpine Private Capital, LLC
By: /s/ Nicholas V. Tompras
Name: Alpine Investment Management / Nicholas V. Tompras
Title: President

Alpine Partners Management, LLC
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras
Title: President

ACR Multi-Strategy Quality Return Fund
By: /s/ Nicholas V. Tompras
Name: ACR Alpine Capital Research, LLC / Nicholas V. Tompras
Title: Chief Executive Officer and Chief Investment Officer

Nicholas V. Tompras
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras